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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             Cyrus Industries, Inc.
                    fka Fidelity Capital Group Holdings, Inc.
                    -----------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Nevada                                      98 0170672
-------                                    ------------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER INCORPORATION OR
ORGANIZATION)                               IDENTIFICATION NO.)

207 W. 138th Street, Los Angeles, CA 92648
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(310) 538-2594
---------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                                  Common Stock
                         ------------------------------
                                (TITLE OF CLASS)

                                        1


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FORWARD LOOKING STATEMENTS

Cyrus Industries, Inc., ("CYRS" or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I                                                                         4

Item 1.  Description of Business                                               4
Item 2.  Management's Discussion and Analysis
         or Plan of Operation                                                  5
Item 3.  Description of Property                                              13
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders                                  13
Item 5.  Directors, Executives, Officers and
         Significant Employees                                                14
Item 6.  Remuneration of Directors and
         Executive Officers                                                   16
Item 7.  Interest of Management and Others in
         Certain Transactions                                                 16
Item 8.  Legal Proceedings                                                    17

Part II                                                                       17

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                                                  18
Item 2.  Recent Sales of Unregistered Securities                              18
Item 3.  Description of Securities                                            18
Item 4.  Indemnification of Directors and Officers                            19

Part F/S                                                                      19

Item 1.  Financial Statements                                                 19
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure                               20

Part III                                                                      20

Item 1.  Index to Exhibits                                                    20
Item 2.  Description of Exhibits                                              20

Signatures                                                                    20

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PART I

Item 1.  Description of Business.

General

The Company was organized February 25, 1997 (Date of Inception) under the laws of the State of Nevada, as Norfolk Developments, Ltd. On April 16, 1998, the Company changed its name to Fidelity Capital Group Holdings, Inc. The Company had no operations and in accordance with SFAS #7, the Company was considered a development stage company. The company was authorized to issue 50,000,000 shares of $.001 par value common stock, and 5,000,000 shares of $.001 par value preferred stock. On December 9, 1998, the Company authorized an additional class of 1,500,000 shares of redeemable preferred stock.

On April 28, 1998, the Company purchased all of the assets of Magellin Capital Group in exchange for 1,327,000 shares of preferred stock which was issued to the shareholders of record of Magellin Capital Group as of that date. All of these shares contained a restricted legend condition issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended. The shares were issued to three individuals and twelve corporations, none of which had an interest of more than 5% of the total preferred shares outstanding. Magellin Capital Group then went out of business.

The principal asset of Magellin Capital Group was a controlling 80% interest in furniture manufacturing company ultimately known as Nobel Concepts Fidelity, Inc. which continued to operate as a subsidiary of the Company from October 1, 1998 until its sale to Senior Care Industries, Inc. on April 28, 2000.

Additionally, the Company purchased all of the assets of Royce Industries, Inc. in exchange for 192,000 shares of stock issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, those shares being issued to approximately 7 individuals. Royce Industries, Inc. owned certain manufacturing equipment which the Company purchased in exchange for stock in the Company. Royce Industries, Inc. then went out of business.

Also, in April, 1998 incentive stock was issued to three key employees who were working for the Company at the time, totaling 25,000 shares, all of which contained a restricted legend condition issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended.

All of the above mentioned shares were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, which meant that they were unregistered and the shares contained a legend condition that they could not be sold into the market for at least one year and then, only subject to the limitations of Regulation 230.144 of the Securities & Exchange Act of 1933, as amended.

Then, in July, 1998, the Company raised $300,000.00 by the sale of common shares which were exempt from registration pursuant to Regulation D, Section 504 of the Securities & Exchange Act of 1933, as amended, by filing a Notice of Transaction pursuant to Corporations Code Section 25012(f) with the Commissioner of Corporations of the State of California. Following the sale of shares pursuant to that exemption, the Company had 4,810,000 free trading common shares outstanding held by approximately 34 shareholders.

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After the sale to the public in July, 1998, the Company had the following shares of stock outstanding:


Common Shares             504 Exempt Shares           4,810,000
Common Restricted Shares                                217,000
                                                      ---------
Total Common Shares Outstanding                       5,027,000

Preferred Restricted Shares                           1,327,000

The Company then authorized a 5 for 4 stock split of its common shares. Following the stock split, the Company had 6,012,500 free trading shares of common stock outstanding and 271,250 common restricted shares for a total of 6,283,750 shares of common stock outstanding and 1,327,000 shares of preferred stock.

On October 1, 1998, Nobel Concepts Fidelity, Inc., actually commenced operations as an 80% owned subsidiary of the Company manufacturing household and office furniture.

On November 25, 1998, the Company raised $60,000.00 by issuing a convertible debenture pursuant to Section 78.315 of the Nevada Corporation Law and pursuant to Rule 504 of the Securities & Exchange Act of 1933, as amended. These debentures were convertible into 480,000 shares of common stock at 50% of the bid price immediately preceding the exercise of the option, but in no event less than $.625 per share. The option to convert was exercised on December 22, 1998.

On April 28, 1999, the holders of the preferred shares issued in connection with the purchase of the assets of Magellin Capital Corporation exercised their right to convert their 1,327,000 preferred shares to 6,635,000 common shares in the Company.

Then, on June 23, 1999, the Company authorized an option to American Auditors, LLC, to purchase 2,082,133 shares of preferred stock in exchange for the advance of $97,600.00 to Nobel Concepts Fidelity, Inc., the Company's then subsidiary. These preferred shares were convertible to 2 shares of common stock at a price equal to 25% of the bid price on the date of the exercise of the option, to be exercised at any time within one year of June 23, 1999. On September 23, 1999, American Auditors, LLC exercised its option to convert its 2,082,133 preferred shares into 4,164,266 shares of common stock.

Therefore, as of the close of business on September 30, 1999, the Company had the following capitalization:

Free Trading Common Shares                 6,012,500
Restricted Common Shares                     751,250
Preferred Shares Converted to
Restricted Common Shares                  10,799,266
                                          ----------
Total Common Shares Outstanding           17,563,016

On October 1, 1999, the Company authorized a 50 to 1 reverse split of all common shares as to all common shares outstanding and of record as of January 2, 2000 and to be effective as of the record date.

On the same date, Raece Richardson of Icon Trading, Inc. granted an option to Fidelity Capital Group Holdings, Inc. to purchase four of its subsidiaries and the Board of Directors of the Company authorized the issuance of shares to Raece Richardson and to the Icon subscribers subject to exercise of the option to purchase those Icon subsidiaries discussed below.

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Then on December 23, 1999, the Company exercised that option and authorized the purchase of all of the assets of TSA Skateboard Clothing, Tigullio Dive Products, Stitch Free Technology and Diakka Watches from the shareholders of Icon Trading, Inc. and authorized the exchange of one share in Icon Trading for one post-split share in the Company representing 5,000,000 post-split shares to Raece Richardson, Icon Trading's sole shareholder and approximately 3,800,000 post-split shares to 1184 individuals who had entered into agreements to subscribe shares from Icon Trading. The Company then acted to change its name from Fidelity Capital Group Holdings, Inc. to Cyrus Industries, Inc. The share issuance in exchange for the subsidiaries of Icon Trading resulted in the issuance of 3,800,000 post-split shares to 1184 Icon Trading subscribers and 5,000,000 post-split shares to Raece Richardson, Icon Trading's sole shareholder, all of which which were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, which meant that they were unregistered and could not be sold into the market for at least one year from the date the shares were authorized and then, only subject to the limitations of Regulation 230.144 of the Securities &

Exchange Act of 1933, as amended.

On April 28, 2000, the subsidiary, Nobel Concepts Fidelity, Inc., was sold in exchange for 750,000 shares of stock in Senior Care Industries, Inc. Senior Care Industries, Inc. [SENR] is a publicly traded company. The shares which CYRS received were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, and contain a legend condition restricting their sale to the public for at least one year and then, only subject to the limitations of Regulation 230.144 of the Securities & Exchange Act of 1933, as amended.

On May 20, 2000, the sale of the assets of Icon Trading actually closed and Cyrus Industries purchased all of the stock in four California corporations, TSA Skateboard Clothing, Inc., Tigullio Dive Products, Inc., Stitch Free Technology, Inc. and Diakka Watches, Inc. from Icon Trading, Inc. On the same date, CYRS issued post-split shares to the 1184 Icon Trading subcribers and to Raece Richardson.

After the sale of Nobel, the acquisition of the four entities from Icon Trading, the reverse split and other changes in capitalization, the Company had the following stock outstanding:

Free Trading Common Shares               120,250
Other pre-1999 issued common shares       13,940
Preferred Shares Converted to Common     215,985
Post-Split Common Shares to
1184 Icon Shareholders                 3,800,000
Raece Richardson                       5,000,000
                                      ----------
Total Common Shares May 31, 2000       9,150,175

Total Preferred Shares                   -0-

CYRS Industries, Inc. ("CYRS" or the "Company"), a Nevada corporation, will now engage in the extreme sports apparel and accessory products market, will consolidate and intends to manage an integrated network of companies and brand names in the that industry. The Company will also manufacture and market those brand names and other accessory products.

Products which will be manufactured and distributed by CYRS will be distributed in Canada, Australia, New Zealand, England, France, Sweden, Germany, Norway, Italy, Holland, Austria, Belgium, Switzerland, Denmark, Portugal, Spain, Brazil, Argentina, Chile, Mexico and Japan and the United States.

The U.S. Department of Commerce reports that in 1998, teenagers spent $91.5 billion in youth apparel. Women's action sports grew from $69 billion in 1997 to $73 billion in 1998. . CYRS intends to target teen/young-adults from the ages of 12-29. This young adult market is composed of an estimated 45 million people and is expected to grow by an additional 9 million persons by 2010. This same group is leading the rush to the Internet where CYRS will be offering products via its fully interactive web site.

What follows below is a discussion of each of the corporate wholly owned subdivisions which CYRS intends to operate:

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Stitch Free Technology, Inc.

Stitch Free Technology, Inc., a California corporation, is a wholly owned subsidiary of the Company. Stitch Free Technology (SFT) is a revolutionary manufacturing technology and process that replaces the archaic way wetsuits or any type of neoprene product is made. SFT involves revolutionary new glue compounds and applicators. The SFT technology eliminates sewing.

The market for SFT includes but is not limited to wetsuits for surfing, scuba and skin diving, water skiing, wakeboarding, triathletic, windsurfing, personal water craft (PWC), fishing and hunting waders. The SFT process has a manufacturing application for neoprene accessories such as gloves, booties, hoods and survival suits. Virtually all products made from neoprene could utilize SFT.

CYRS's strategic marketing plan is to enter each segment of the neoprene market and launch the technology via new brand names developed by CYRS or license agreements, with existing companies established with distribution and market recognition.

On May 1, 2000, CYRS officially licensed Stitch Free Technology to Freedom Surf, Inc., a publicly traded company listed on the Over the Counter Bulletin Board by ticker symbol FRSH. The license agreement covers the use of SFT in the manufacturing of surfing wetsuits. Freedom wetsuits is the brand and wetsuits using SFT should be available in surf stores sometime mid 2000. Freedom Surf, Inc has commenced an aggressive advertising campaign placing advertisements in such magazines as Surfer, Surfing and ESM.

Freedom Surf, Inc. has certain officers, directors and shareholders who also are officers, directors and shareholders of CYRS. Raece Richardson, who is a major shareholder of CYRS is President of Freedom Surf and is also a shareholder in Freedom Surf. He is a director of the Company. David McKenzie, President and a director of CYRS is also an officer and director of Freedom Surf.

COMPETITION

Wetsuits for surfing are not a new idea. Almost all major surf manufacturers supply wetsuits. These include O'Neill, Quicksilver, Rip Curl, Billabong and Body Glove.

Additionally, it is anticipated that CYRS will face competition from Expanded Seam Technology, a company which has a different type of technology from the technology used by CYRS. The technology used by Expanded Seam Technology cannot be discussed due to a preliminary injunction which was entered and to which CYRS's officer's and directors agreed, prohibiting CYRS from discussing that technology. On September 1, 1999, Icon Trading, Inc. and Raece Richardson, its sole shareholder, agreed to a preliminary injunction in the matter of PACIFIC SIMPSON, INC. AND EXPANDED SEAM TECHNOLOGIES V. MARTIN GILCHRIST, et al., Superior Court, State of California, County of Orange, Case No. 813160, which enjoined Icon Trading, and Martin Gilchrist among others from utilizing or revealing to any third party what was known as EST technology and from contacting any vendors or suppliers or representatives relating to LEST technology or claiming any interest in the LEST technology. LEST technology is not used in any CYRS product and it is not anticipated that it will ever be used in any CYRS product and for that reason, the defendants in the above referenced action agreed to allow the injunction to issue.

At the time the injunction was issued, Stitch Free Technology was owned by Icon Trading, Inc. and Raece Richardson was President of that corporation and was its sole shareholder. Stitch Free Technology is now owned by CYRS.

TSA Skateboard Clothing, Inc.

TSA Skateboard Clothing, Inc. ["TSA"] is a California corporation which is wholly owned by the Company. TSA is a skateboard clothing and accessory company with a strong teenage following. TSA has a fully integrated website www.tsaclothing.com. The founders are James Waataja and Miguel Cabada. They started TSA back in 1991 with $2,000 dollars. TSA has grown during the past nine years to become one of the most recognized skateboard clothing companies in the world.

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TSA has an in house design team that each year, orchestrates 2-4 complete ranges of apparel and accessories. They select all the materials and fabrics and then out-source the actual sewing production to established garment sewers and manufacturers. TSA designs and sells a broad range of apparel including, but not limited to pants, jeans, caps, shirts, shorts, bags, backpacks and T-shirts.

According to the National Sporting Goods Association there was a 35.8% increase in skateboarding in 1997. Also, there were over 6.3 million active skateboarders with 48% of these skating twice a day. The average age of a skateboarder is 13.9 years of age.

There are over 3,000 specialty skate shops across the nation, this figure does not include large clothing chains like Gadzooks Hot Topics or Pacific Sunwear that sell skate clothing. Department stores such as Nordstroms and Macys also carry skate brands. Due to James Waataja and Miguel Cabada's limited funds and prior to the acquisition of TSA, TSA only sold their products to 120 skate shops across the nation. CYRS intends to build upon this base of sales and begin distributing to a far larger number of stores.

TSA has some of the worlds most recognized and influential team of professional skaters. These athletes include but are not limited to Chad Muska, Elisa Steamer, Tom Penny, Donny Barley, Tony Briseno, Chris Senn, Skip Pronier, Steve Olson, Josh Kasper, Quy Nguyen, Peter Smolik, and Ronnie Creager. Athletes are the ambassadors of the sport, they contribute to the style and direction of the products manufactured, but essentially, these athletes create enormous consumer loyalty.

TSA on a regular basis advertises in consumer publications such as Transworld Skateboarding magazine, Thrasher, Big Brother, Slap, 411 and Strength Magazine.

TSA's warehouse is located in a 2600 sq. ft. leased space in Costa Mesa, CA. Its clothing is manufactured by Sewcal, Inc. in Los Angeles, California. Sewcal is a wholly owned subsidiary of Freedom Surf, Inc. As noted above, Freedom Surf has certain officers, directors and shareholders who also are officers, directors and shareholders of CYRS. Raece Richardson, who is a major shareholder of CYRS is President of Freedom Surf and is also a shareholder in Freedom Surf. David McKenzie, President of CYRS is also an officer and director of Freedom Surf.

Diakka(TM) Watches, Inc.

Diakka Watches, Inc. is a California corporation wholly owned by the Company. Diakka designs a substantial range of quality watches. The web address is www.diakka.com. They are manufactured by one of the worlds leading manufacturers in Hong Kong.

There are many watch companies but the Company is unaware of any other watch manufacturer that specifically designs and promotes it's range of watches to the skateboarding market with the skater in mind. Out of the more than 3000 specialty skate stores the most popular watches sold are Casio, Freestyle and Nixon. These brands are sold to the masses.

Diakka sponsors the number one and three competative skateboarders in the country and most of the watches are athlete signature pieces. In the first six months of operation prior to the purchase of Diakka by the Company, it was selling their watches to 140 skate stores and Diakka had been approached by 15 international distributors who have expressed a desire to sell the product line. However, at this time, Diakka has no contracts with any of these international distributors to sell its product line and there is no guarantee that these distributors will ever sell the line.

CYRS intends to have Diakka eventually expand its range of products to include a complete range of apparel and accessories.

Tigullio Dive Products, Inc.

Tigullio Dive Products, Inc. is a California corporation which is wholly owned by the Company. It also owns the "Epik Dive" name and trademark. Epik is the brand name that will be used to launch SFT dive wetsuits as well as a range of Buoyancy Compensators.

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CYRS Industries, Inc. will be the exclusive US distributor of Tigullio products.
Tigullio is a manufacturer of Scuba Diving equipment and accessories based in Italy. Tigullio sells approximately $70 million dollars worth of equipment in Europe each year. Unlike other dive brands that purchase their products from third party manufacturers and add their brand name and label to the products, Tigullio owns its own manufacturing facilities in Europe and Asia, the pricing structure is very competitive. This broadens the potential profit and product base sold to dive retailers without increasing administrative overhead.

Genxsports.com Internet Retail

Genxsports.com is a division of CYRS which is planned but undeveloped at this time. The purpose of this division will be to develop a world wide web site to sell the products manufactured and distributed by CYRS. Web surfers need a reason to return to a site again and again. CYRS has contracted with high quality graphic design and HTML programmers to develop an interactive site with features above and beyond any competitor's site.

CYRS does not expect to have this site on line until very close to the end of the year 2000. One of the obstacles for Internet retailers is, "how do you get exposure," "how do you get a customer to find out about your site"? Just one of our avenues is to place small ads in university and school newspapers across the nation. An area that few companies have utilized. This is also one of the cheapest avenues to advertise. There will be links to all of the other CYRS Divisions and we intend to have all types of promotions and events surrounding this site i.e.; Live chat with all our professional athletes etc.

Positioning

To be successful over the long term, CYRS has taken the "best product" approach to marketing and product development. Satisfaction of its customer's quality needs will require the company to maintain a "leading edge" in product design and technology as well as in its ability to educate its customer base.

Pricing

Reduced manufacturing costs and a strong demand by the youth market for the latest technology allows CYRS to demand a higher price than the competition. Pricing will remain high so long as CYRS products maintain their unique technology position and are able to hold a strong consumer demand. Certainly, if the products were no longer in demand or other companies begin to produce products of a similar nature catering to the same customer base, prices would have to be reduced as competition increased. There is no guarantee that the price structure which the Company anticipates will endure.

Advertising and Promotion

Magazine advertising combined with top skater endorsements comprises most of CYRSs advertising budget. CYRS also participates in key regional trade shows where new products are released and key alliances are made. TSA and Diakka attend shows such as Action Sports Retail show in San Diego and Long Beach, and Surf Expo in Florida. Epic and Tigullio attend DIMA (dive industry manufacturers association) and the Super Show. An effort is made to attend most of the major surf, skate and dive competitions and distribute stickers and T-shirts to the attendees.

Risk Factors

1. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and director. They have other business interests to which they devotes attention, and they may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with their fiduciary duties to the Company.

2. Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company

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may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

3. Regulation of Penny Stocks. The Company's securities are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. The shares of the Company have been selling from $.01 bid price per share to $.06 bid price per share prior to the reverse split and the bid price has been fairly stable since September, 1999. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of
1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker- dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4. No Operating History. The Company has completely altered its business since its formation, going into the furniture manufacturing business which it sold and now purchasing four extreme sports entities. The Company has no operating history in the extreme sports area of business and only recently purchased those assets. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

5. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

7. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within its target industry and therefore increase the risks associated with the Company's operations.

8. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

9. Dependence upon Management; Limited Participation of Management. The Company currently has several key individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Because investors will not be able to evaluate the merits of possible business opportunities by the Company, they should critically assess the information concerning the Company's officers and directors.

10. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance that they will continue to manage the Company in the future.

11. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

12. Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

13. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

14. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

15. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company.

16. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

17. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but un- issued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's President could sell his control block of stock at a premium price to the acquired company's stockholders.

18. Limited Public Market Exists. There is a very limited public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

19. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 3.  Description of Property.

Cyrus Industries, Inc. has two locations:

     Offices/ Distribution for TSA, Diakka, - 2500 sq.ft. building - 893 W. 16th Street, Costa Mesa, California 92626. This property is leased by CYRS on a month to month rental basis and monthly rental payments are 2,400.00 per month.

     Offices/ Distribution for SFT, Tigullio, - 2000 sq.ft. Offices - 207 W. 138th Street in Los Angeles, California. The property is leased on a month to month basis and the rent is $1,000.00 per month. The main office of Cyrus Industries is also located at this address.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The Company presently has the following capitalization:

Free Trading Common Shares issued pursuant to Regulation D, Section 504 held in
42
brokerage accounts for customers                    120,250

Other pre-1999 common shares issued
pursuant to Section 4(2) of the Act
issued to 6 shareholders                             13,940

Preferred Shares issued
pursuant to Section 4(2) of the Act
and Converted to Common held by
12 shareholders                                     215,985

Post-Split Common Shares to
1184 Shareholders                                 3,800,000

Raece Richardson                                  5,000,000
                                                 ----------
Total Common Shares May 31, 2000                  9,150,175

Total Preferred Shares                                -0-

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                           Number of
                                           Shares Owned         Percentage
Name and Address                           Beneficially         Ownership
----------------                           ------------         ----------
Raece Richardson                           5,000,000            .5464%
C/o Lawrence R. Young & Associates, P.C.
9530 E. Imperial Highway, Suite K
Downey, CA 90242-3041

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:


Name                     Age          Positions Held and Tenure
------                  -----         -------------------------

David McKenzie            41          President/Director

Paul Dombo                39          Secretary

David Pollock             40          Chief Financial Officer/Director

Raece Richardson          36          Control Person

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer. The directors and officers of the Company will devote time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

The Company intends to engage other officers and add to the number of directors in the immediate future. Those changes will be reported on a Form 8-K at the appropriate time.

Biographical Information

David McKenzie, President/Director

Mr. McKenzie has over 15 years experience in senior management. After selling his own successful membrane technology company to Memtec Limited in Sydney, Australia, he was a member of the Executive Committee and Market Development Manager during which time global sales grew from $1.5 million to over $120 million. He assisted with mergers and acquisitions and was responsible for business development within Australasia and the Middle East. He has personally established contractual business relationships in over 42 countries and is fluent in Spanish and English. He is also Vice President and Secretary of Freedom Surf, Inc., a publicly held corporation [trading symbol FRSH] which manufactures and distributes surf related products and products for the film production industry. Freedom Surf is a licensee of Stitch Free Technology, Inc., which is a wholly owned subsidiary of CYRS. Prior to joining CYRS, Mr. McKenzie was a consultant specializing in manufacturing. He became a consultant to Icon Trading and it's various divisions in order to assist Icon with the reorganization of it's acquisitions and in it's attempts to find a merger partner.

Paul Dombo, Secretary

Mr. Dombo was employed by Action Sports Limited, a company specializing in the extreme sports market. Prior to joining CYRS Mr. Dombo was employed by Icon Trading as Vice President where he managed the operations of the business. He is also a director of Freedom Surf, Inc., a publicly held corporation [symbol FRSH] which manufactures and distributes surf related products and products for the film production industry. Freedom Surf is a licensee of Stitch Free Technology, Inc., which is a wholly owned subsidiary of CYRS.

Dave Pollock, CFO/Director

Mr. Pollock held several senior managerial positions in Head Tyrolia Mares including Vice President of Head Sports and General Manager of Mares North America where he was instrumental in helping them grow from $3 million to over $10 million in sales. Prior to joining the Tigullio Dive Products division of Icon Trading, Mr. Pollock founded and operated Rip Tide Outfitters, a consulting firm specializing in assisting major sports companies to expand into the dive industry. He worked with such major sports entities as Bare Wetsuits, Quiksilver Wetsuits, Leader Sports, Bolle Sunglasses and Oceaner Wetsuits. Mr. Pollock is has been instrumental in developing the relationship between Tigullio Dive of Italy and Tigullio Dive Products, Inc., now a division of CYRS. He maintains excellent relationships in the sports retail industry, particularly the scuba sector. Dave is a very experienced scuba diver and has done commercial and mixed gas diving.

Raece Richardson, Control Person

Mr. Richardson is the founder and President of Icon Trading, Inc., from whom the company purchased it's four principal divisions: TSA Skateboard Clothing, Inc., Tigullio Dive Products, Inc., Stitch Free Technology, Inc., and Diakka Watches, Inc. Mr. Richardson was a President of Ripcurl and has an extensive background in the retail sports industry. He is a major shareholder in the company as a result of the sale of those divisions of Icon Trading, Inc. And is also President of Freedom Surf, Inc., a publicly held corporation [symbol FRSH] which manufactures and distributes surf related products and products for the film production industry. Freedom Surf is a licensee of Stitch Free Technology, Inc., which is a wholly owned subsidiary of CYRS. Freedom Surf also owns Sewcal which is the manufacturer of clothing for TSA Skateboard Clothing which will be distributed by the Company. He is also a Director of Freedom Surf, Inc. He is also an owner of 5,000,00 shares of stock in the Company which is presently
 .5464% of common shares outstanding.

Director's and Officer's Liability

A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve international or intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of the Article by stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal of modification.

Indemnity

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right and which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Item 6.  Remuneration of Directors and Executive Officers

                         Annual
Name:                    Comp.
-----                    -------
David McKensie, Pres    $ 100,000
Paul Dombo              $  50,000
David Pollock           $  60,000


There is no plan to compensate directors for their services as a director of the Company. Presently, directors are not compensated. Only officers receive any compensation as noted above.


Item 7.  Interest of Management and Others in Certain Transactions

Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Item 8.  Legal Proceedings

On September 1, 1999, Raece Richardson, one of the major shareholders and a director of CYRS agreed to a preliminary injunction in the matter of PACIFIC SIMPSON, INC. AND EXPANDED SEAM TECHNOLOGIES V. MARTIN GILCHRIST, et al., Superior Court, State of California, County of Orange, Case No. 813160, which enjoined Raece Richardson, and Martin Gilchrist among others from utilizing or revealing to any third party what was known as EST technology and from contacting any vendors or suppliers or representatives relating to LEST technology or claiming any interest in the LEST technology. LEST technology is not used in any CYRS product and it is not anticipated that it will ever be used in any CYRS product and for that reason, the defendants in the above referenced action agreed to allow the injunction to issue.

Because the injunction is still in force, it is not possible here to discuss what EST technology is or how it is used. Suffice it to say, that it is not necessary nor is it a requirement of any product which CYRS intends to manufacture or distribute.

It is not anticipated that there will be any cost to the Company in connection with the above described lawsuit and CYRS is not directly a party to the lawsuit nor is it anticipated that CYRS would be named as a party.

On June 3, 1999, Fidelity Capital Group Holdings, Inc. was sued by Steven I. Cohen of Greenville, North Carolina in the United States District Court for the Eastern District of North Carolina, Case No. 4:99-CV-76-H3, in which the plaintiff alleges that on or about June 6, 1998, a dealer broker by the name of International Bond and Share, and its agent, Michael Posculli, Jr., solicited the plaintiff to purchase shares in the corporation under a Regulation 504 exemption and that the plaintiff purchased 20,000 shares of stock in the Company for $100,000.00. Plaintiff claims that the agent for the broker dealer, Michael Posculli, promised the plaintiff a doubling of his money in 5 days and told him that the investment was a "sure thing." The plaintiff claims that he confirmed the promises made by Posculli by speaking on the telephone with Craig Brown, then president of the Company, in California. The plaintiff further claims that the 504 offering could only be made to residents of California, New York, Connecticut, Florida, Colorado and the District of Columbia and that the plaintiff resided in North Carolina. The plaintiff claims damages in the amount of $95,000.00 for the loss in the value of his stock investment, additionally requesting recission and return of his $100,000.00 investment. Company records show that the plaintiff claimed to be a resident of Florida at the time he was solicited and gave a Florida address. The Company president at the time, Craig Brown, has no recollection of ever speaking to the plaintiff on the telephone. International Bond and Share is no longer in business and Michael Posculli's whereabouts are currently unknown. The Company was served on this matter on May 16, 2000. The Company has retained Lawrence R. Young & Associates, P.C. to file a motion to dismiss in North Carolina on the basis that the action was not brought in the proper venue or, in the alternative, to change venue to California. Counsel for the Company does not believe that the Company has any direct liability to the plaintiff but, there is a potential that the Company could be required to pay the plaintiff his losses or to return his initial investment. Additionally, the Company will be required to pay attorneys fees and costs in connection with the defense of this lawsuit.

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The securities of the Company have been trading under the trading symbol FCGH since 1998. Recent prices for the stock prior to the reverse split has been between $.03 ask to $.01 bid per share. There has been no share volume in trading since September of 1999. Effective January 2, 2000, there was a 50 to 1 reverse split of common shares in the Company. The trading symbol was changed effective May 25, 2000 to CYRS.

No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Recent Sales of Unregistered Securities

On December 23, 1999, the Company authorized the purchase of all of the assets of TSA Skateboard Clothing, Tigullio Dive Products, Stitch Free Technology and Diakka Watches from the shareholders of Icon Trading, Inc. and authorized the exchange of one share in Icon Trading for one post-split share in the Company and authorized the Company to change its name from Fidelity Capital Group Holdings, Inc. to Cyrus Industries, Inc. This resulted in the issuance of 3,800,000 shares to 1184 Icon Trading shareholders and 5,000,000 shares to Raece Richardson, Icon Trading's principal shareholder, all of which which were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, which meant that they were unregistered and could not be sold into the market for at least one year from the date the shares were authorized and then, only subject to the limitations of Regulation 230.144 of the Securities & Exchange Act of 1933, as amended.

Item 3.  Description of Securities

The aggregate number of shares which the Corporation shall have authority to issue shall consist of 50,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value. The Company also is authorized to issue 1,500,000 shares of redeemable preferred stock.

The Common Stock and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.

The Company presently has the following securities issued and outstanding:

Free Trading Common Shares issued pursuant
to Regulation D, Section 504 held in 42
brokerage accounts for customers                    120,250

Other pre-1999 common shares issued
pursuant to Section 4(2) of the Act
issued to 6 shareholders                             13,940

Preferred Shares issued
pursuant to Section 4(2) of the Act
and Converted to Common held by
12 shareholders                                     215,985

Post-Split Common Shares to
1184 Shareholders                                 3,800,000
Raece Richardson                                  5,000,000
                                                 ----------
Total Common Shares May 31, 2000                  9,150,175

Total Preferred Shares                                -0-

Item 4.  Indemnification of Directors and Officers

The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits and incorporated herein by reference, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by John Spurgeon, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Cyrus Industries, Inc.


                             Cyrus Industries, Inc.
                    fka Fidelity Capital Group Holdings, Inc.

                              FINANCIAL STATEMENTS
                                    Unaudited
                                  May 31, 2000



                                TABLE OF CONTENTS
                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                               F-1

BALANCE SHEET - ASSETS                                                     F-2

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY                       F-3

STATEMENT OF OPERATIONS                                                    F-4

STATEMENT OF STOCKHOLDERS' EQUITY                                          F-5

STATEMENT OF CASH FLOWS                                                    F-6

NOTES TO FINANCIAL STATEMENTS                                              F-7

INDEPENDENT AUDITORS' REPORT WILL BE FURNISHED WHEN AN AUDITED FINANCIAL STATEMENT HAS BEEN COMPLETED.


                                         Cyrus Industries, Inc. & Subsidiaries
                                       fka Fidelity Capital Group Holdings, Inc.
                                              Consolidated Balance Sheet
                                                        Unaudited
                                                      May 31, 2000

Assets
                          Cyrus       Diakka    Tigullio    Stitch Free  TSA         Consolidated
                          Industries  Watches   Dive Prod.  Technology   Clothing    Total
--------------------------------------------------------------------------------------------------
Current Assets
Cash                          146.00  15,344.00                           5,484.00      20,974.00
Accounts Rcvbl.                       21,099.00   3,730.00       49.00   53,177.00      78,055.00
Notes Rcvbl.                           2,752.00                                          2,752.00
Inventory-Work
in Progress                                                              52,924.00      52,924.00
Inventory-Finished
Goods                                  5,815.00  84,009.00   64,647.00   23,824.00     178,295.00
                        ------------ ---------- ---------- ----------- -----------  -------------
Total Current Assets          146.00  45,010.00  87,739.00   64,696.00  135,409.00     332,999.00

Property & Equipment
Automobiles                                                               7,200.00       7,200.00
Computers                              4,100.00              23,175.00    6,400.00      33,675.00
Equipment                                                    10,847.00   17,411.00      28,258.00
Furniture & Fixtures                   2,270.00  13,288.00   13,419.00    7,705.00      36,482.00
Leasehold Improvements                                       22,517.00                  22,517.00
Trade Show Booths                     22,100.00  38,000.00               42,836.00     102,936.00
                        ------------  ---------  ---------  ----------  ----------   ------------
Total Property & Equipment            28,470.00  51,088.00   69,957.00   81,552,00     231,067.00
Less: Accumulated
Depreciation                          (2,955.00) (5,221.00)  (6,788.00) (16,596.00)    (31,560.00)
                        ------------  --------- ----------  ----------  -----------  ------------
Total: Property & Equipment           25,515.00  45,867.00   63,169.00   64,956.00     199,507.00

Other Assets
Investment in
Securities
Senior Care
Industries, Inc.
750,000 shares
common stock            2,820,750.00                                                 2,820,750.00

License Agreement
Freedom Surf, Inc.
1,000,000
common shares                                               800,000.00                 800,000.00
Deposits                                                        240.00    20,000.00     20,240.00
                        ------------  ---------  ---------  ----------  -----------  ------------
Total
Other
Assets                  2,820,750.00                        800,240.00    20,000.00  3,640,990.00
                        ------------  ---------  ---------  ----------  -----------  ------------
Total Assets:           2,620,896.00  70,525.00 133,605.00  928,106.00   220,365.00  4,173,496.00

Liabilities & Shareholder Equity:

Current
Liabilities
Accounts Payable                      17,419.00                         172,150.00     189,569.00
Accrued Expenses                          54.00                             445.00         499.00
Notes Payable
Current Portion            16,200.00 (12,750.00)                                         3,450.00
                       -------------  ---------  ---------  ----------  ----------  -------------
Total Current
Liabilities                16,200.00   4,723.00                         172,595.00     193,518.00

Long Term
Liabilities
                       -------------  ---------  ---------  ----------  ----------  -------------
Total
Liabilities                16,200.00   4,723.00                         172,595.00     193,518.00


                          Cyrus        Diakka      Tigullio      Stitch Free  TSA         Consolidated
                          Industries   Watches     Dive Prod.    Technology   Clothing    Total
----------------------------------------------------------------------------------------------------------
Stockholders' Equity:

Common
Stock                  1,945,817.00      5,000.00     5,000.00      5,000.00     5,000.00    1,965,817.00
Additional
Paid in
Capital                  585,125.00    409,987.00   212,706.00  1,731,399.00   806,581.00    3,745,798.00
Accumulated
Deficit                 (453,434.00)  (349,186.00)  (84,100.00)  (808,294.00) (763,811.00)  (2,458,825.00)
                      --------------  ------------ ------------ ------------- ------------  --------------
Total Shareholder
Equity                 2,620,896.00     65,801.00   133,606.00    928,106.00    47,770.00    3,979,978.00

Total Liabilities
& Shareholder Equity:  2,620,896.00     70,525.00   133,605.00    928,106.00   220,365.00    4,173,496.00




                                                   Cyrus Industries, Inc.
                                          fka Fidelity Capital Group Holdings, Inc.
                                            Consolidated Statement of Operations
                                          for the 8 month period ended May 31, 2000
                                                           Unaudited

                          Cyrus         Diakka      Tigullio      Stitch Free    TSA           Consolidated
                          Industries    Watches     Dive Prod.    Technology     Clothing      Total
                          (Nobel Concept
                          Fidelity, Inc.)
-------------------------------------------------------------------------------------------------------------
Net Sales                 1,193,509.00   218,529.00    39,268.00     10,489.00     313,538.00   2,775,333.00
Less: Cost of Sales         834,868.00    64,233.00    12,846.00     16,102.00     316,633.00   1,244,682.00
                          ------------   ----------   ----------    ----------     ----------   ------------
Gross Profit on Sales       358,641.00   154,296.00    26,422.00    (5,613.00)      (3,095.00)    530,651.00
Less: Operating Expenses    319,933.00   270,822.00    81,927.00   464,629.00      461,447.00   1,598,818.00
                          ------------   ----------   ----------    ----------     ----------   ------------
Net Income (Loss) from
Operations                   38,708.00  (116,586.00)  (55,505.00) (470,242.00)    (464,542.00) (1,068,167.00)

Other Income (Expense)      (20,784.00)                               (670.00)      (1,083.00)    (22,537.00)
                          ------------   ----------   ----------    ----------     ----------   ------------
Net Income (Loss)
Before Taxes                 17,924.00  (116,586.00)  (55,505.00) (470,912.00)    (465,625.00) (1,090,704.00)

Provision for Income Tax
                          ------------   ----------   ----------    ----------     ----------   ------------
Net Income (Loss)            17,924.00  (116,586.00)  (55,505.00) (470,912.00)    (465,625.00) (1,090,704.00)



                                                      Cyrus Industries, Inc.
                                            fka Fidelity Capital Group Holdings, Inc.
                                              Consolidated Statement of Cash Flows
                                            for the 8 month period ended May 31, 2000
                                                             Unaudited

                          Cyrus         Diakka      Tigullio      Stitch Free    TSA           Consolidated
                          Industries    Watches     Dive Prod.    Technology     Clothing      Total
                          (Nobel Concept
                          Fidelity, Inc.)
-------------------------------------------------------------------------------------------------------------------
Cash Flow from
Operating Activities:
Net Income (Loss)            17,924.00  (116,586.00)  (55,505.00) (470,912.00)    (465,625.00) (1,090,704.00)


Adjustments to Reconcile
net income to net cash
used in operating activities:
Depreciation & Amortization  88,250.00     2,955.00     5,221.00      6,788.00      15,598.00     118,812.00
Increase (Decrease) in
Accounts Receivable                      (21,099.00)   (3,730.00)       (48.00)    (53,177.00)    (78,054.00)
Notes Receivable                          (2,752.00)                                               (2,752.00)
Inventory                  (106,026.00)  (75,528.00)  (84,009.00)   (84,847.00)    (76,748.00)   (425,158.00)
Deposits                                                               (240.00)    (20,000.00)    (20,240.00)
Purchase of Equipment                     (9,878.00)                                               (9,878.00)
Accounts Payable                           2,807.00    61,591.00    229,924.00     143,327.00      427,649.00
Payroll Taxes Payable
Health Insurance Premiums                                               380.00         380.00          760.00
Deposits from Customers                                                  65.00          65.00          130.00
                          -----------   -----------   ----------   -----------     ----------    ------------
Net Cash Used by
Operating Activities       (17,776.00)  (220,080.00)  (76,432.00) (319,890.00)    (456,080.00)  (1,090,258.00)

Net Cash From Investing
Activities:
Capital Contributions         -0-        204,943.00    75,432.00   320,239.00      451,710.00    1,052,324.00

                          -----------   -----------   ----------   ----------      ----------    ------------
Net Cash Provided
by Investing Activities:

Net Cash Provided by
Financing Activities
                          -----------   -----------   ----------   ----------      ----------    ------------
Net Increase (Decrease)
in Cash                   (17,778.00)     15,137.00       -0-         (349.00)       4,370.00        2,278.00

Cash at Beginning of
Period                     17,924.00           7.00       -0-         (349.00)       1,114.00       18,696.00

Cash at end of period         146.00      15,344.00       -0-          -0-           5,484.00       20,974.00

                                                    Cyrus Industries, Inc.
                                              fka Fidelity Capital Group Holdings, Inc.
                                            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                         FOR PERIOD ENDING
                                                           May 31, 2000
                                                             Unaudited
                              Preferred         Additional    Common                Additional  Retained       Total
                              Stock             paid-in       Stock                 pain-in     Earnings    Stockholder's
                              Shares   Amount   Capital       Shares      Amount    capital     (Deficit)      Equity

-----------------------------------------------------------------------------------------------------------------------
Common stock issued
under rule 504
July, 1998                                                    4,810,000    481,000

Common Stock issued for net
assets purchased from
Magellin Capital Group
April 28, 1998               1,327,000  1,327,000

Common Stock issued for
Royce Industries, Inc.
October 1, 1998                                                 192,000        192

Incentive Common Shares
to Employees April, 1998                                         25,000         25

Net Income for the period
ended September 30, 1998                                                                        (59,895)
-------------------------------------------------------------------------------------------------------------------------
Balances September 30, 1998 1,327,000   1,327,000             5,027,000    481,217              (59,895)       1,748,422

5 for 4 Forward Split
October 1, 1998                                               6,012,500

-------------------------------------------------------------------------------------------------------------------------
Share Balance
October 1, 1998             1,327,000   1,337,000             6,012,500    481,217              (59,895)       1,748,422

Debentures Converted
into Common Stock
November 25, 1998                                               480,000     60,000

Conversion of Preferred
Shares to Common by
Shareholders from
Magellin Capital Group sale
April 28, 1999                                                6,635,000  1,327,000

Purchase Option of
American Auditors
to purchase preferred
shares exercised
June 23, 1999               2,082,133      97,600

American Auditors
Conversion to Common
shares September 23, 1998                                     4,164,266     97,600

----------------------------------------------------------------------------------------------------------------------------
Share Balance
September 30, 1999                                           17,563,016  1,945,817              (59,499)       1,886,118

Net Income for the period
ended September 30, 1999

---------------------------------------------------------------------------------------------------------------------------
50 to 1 Reverse Split
January 2, 2000                                                 350,175  1,945,817              (59,499)       1,886,118

Common Shares to
Raece Richardson for
purchase of assets
from Icon Trading
May 20, 2000                                                  5,000,000     20,000

Common Shares to
1184 Shareholders for
purchase of assets of
Icon Trading
May 20, 2000                                                  3,800,000  2,466,504

Net income for the period
ended May 31, 2000                                                                           (2,398,930)

----------------------------------------------------------------------------------------------------------------------------
Balances as of
May 30, 2000                                                  9,150,175  6,632,321           (2,458,825)       4,173,496

============================================================================================================================

                                                                             F-6

NOTES TO UNAUDITED FINANCIAL STATEMENTS:


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Cyrus Industries, Inc. and Subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the eight months ended May 31, 2000 are not necessarily indicative of the results for any future period. These statements should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended September 30, 1999.


NOTE 2 - Description of Business.

The Company was organized February 25, 1997 (Date of Inception) under the laws of the State of Nevada, as Norfolk Developments, Ltd. On Apri 16, 1998, the Company changed its name to Fidelity Capital Group Holdings, Inc. The Company had no operations and in accordance with SFAS #7, the Company was considered a development stage company. The company was authorized to issu 50,000,000 shares of $.001 par value common stock, and 5,000,000 shares of $.00 par value preferred stock. On December 9, 1998, the Company authorized an additional class of 1,500,000 shares of redeemable preferred stock.

On April 28, 1998, the Company purchased all of the assets of Magellin Capital Group in exchange for 1,327,000 shares of preferred stock which was issued to the shareholders of record of Magellin Capital Group as of that date. All of these shares contained a restricted legend condition issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended. Th shares were issued to three individuals and twelve corporations, none of which had an interest of more than 5% of the total preferred shares outstanding. Magellin Capital Group then went out of business.

The principal asset of Magellin Capital Group was a controlling 80% interest in furniture manufacturing company ultimately known as Nobel Concepts Fidelity, Inc. which continued to operate as a subsidiary of the Compan from October 1, 1998 until its sale to Senior Care Industries, Inc. on April 28, 2000.

Additionally, the Company purchased all of the assets of Royc Industries, Inc. in exchange for 192,000 shares of stock issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, those shares being issued to approximately 7 individuals. Royce Industries, Inc. owned certain manufacturing equipment which the Company purchased in exchange for stock i the Company. Royce Industries, Inc. then went out of business.

Also, in April, 1998 incentive stock was issued to three key employees who were working for the Company at the time, totaling 25,000 shares, all of which contained a restricted legend condition issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended.

All of the above mentioned shares were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, which meant that they were unregistered and the shares contained a legend condition that they could not be sold into the market for at least one year and then, only subject to the limitations of Regulation 230.144 of the Securities & Exchang Act of 1933, as amended.

Then, in July, 1998, the Company raised $481,000.00 by the sale of common shares which were exempt from registration pursuant to Regulation D, Section 504 of the Securities & Exchange Act of 1933, as amended, by filing a Notice of Transaction pursuant to Corporations Code Section 25012(f) with the Commissioner of Corporations of the State of California. Following the sale o shares pursuant to that exemption, the Company had 4,810,000 free trading common shares outstanding held by approximately 34 shareholders.

The Company then authorized a 5 for 4 stock split of its common shares. Following the stock split, the Company had 6,012,500 free trading shares of common stock outstanding and 271,250 common restricted shares for a total of 6,283,750 shares of common stock outstanding and 1,327,000 shares of preferred stock.

On October 1, 1998, Nobel Concepts Fidelity, Inc., actually commenced operations as an 80% owned subsidiary of the Company manufacturing household and office furniture.

On November 25, 1998, the Company raised $60,000.00 by issuin a convertible debenture pursuant to Section 78.315 of the Nevada Corporatio Law and pursuant to Rule 504 of the Securities & Exchange Act of 1933, as amended. These debentures were convertible into 480,000 shares of common stock at 50% of the bid price immediately preceding the exercise of the option, but in no event less than $.625 per share. The option to convert was exercised on December 22, 1998.

On April 28, 1999, the holders of the preferred shares issued in connection with the purchase of the assets of Magellin Capital Corporation exercised their right to convert their 1,327,000 preferred shares to 6,635,000 common shares in the Company.

Then, on June 23, 1999, the Company authorized an option to American Auditors, LLC, to purchase 2,082,133 shares of preferred stock in exchange for the advance of $97,600.00 to Nobel Concepts Fidelity, Inc., the Company's then subsidiary. These preferred shares were convertible to 2 shares of common stock at a price equal to 25% of the bid price on the date of the exercise of the option, to be exercised at any time within one year of June 23, 1999. On September 23, 1999, American Auditors, LLC exercised its option to convert its 2,082,133 preferred shares into 4,164,266 shares of common stock.

On October 1, 1999, the Company authorized a 50 to 1 reverse split of all common shares as to all common shares outstanding and of record as o January 2, 2000 and to be effective as of the record date.

On the same date, Raece Richardson of Icon Trading, Inc. granted an option to Fidelity Capital Group Holdings, Inc. to purchase four of its subsidiaries and the Board of Directors of the Company authorized the issuance of shares to Raece Richardson and to the Icon subscribers subject to exercise of the option to purchase those Icon subsidiaries discussed below.

Then on December 23, 1999, the Company exercised that option and authorized the purchase of all of the assets of TSA Skateboard Clothing, Tigullio Dive Products, Stitch Free Technology and Diakka Watches from the shareholders of Icon Trading, Inc. and authorized the exchange of one share in Icon Trading for one post-split share in the Company representing 5,000,000 post-split shares to Raece Richardson, Icon Trading's sole shareholder and approximately 3,800,000 post-split shares to 1184 individuals who had entered into agreements to subscribe shares from Icon Trading. The Company then acted to change its name from Fidelity Capital Group Holdings, Inc. to Cyrus Industries, Inc. The share issuance in exchange for the subsidiaries of Icon Trading resulted in the issuance of 3,800,000 post-split shares to 1184 Icon Trading subscribers and 5,000,000 post-split shares to Raece Richardson, Icon Trading's sole shareholder, all of which which were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, which meant that they were unregistered and could not be sold into the market for at least one year from the date the shares were authorized and then, only subject to the limitations of Regulation 230.144 of the Securities & Exchange Act of 1933, as amended.

On April 28, 2000, the subsidiary, Nobel Concepts Fidelity, Inc., was sold in exchange for 750,000 shares of stock in Senior Care Industries, Inc. Senior Care Industries, Inc. [SENR] is a publicly traded company. The shares which CYRS received were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, and contain a legend condition restricting their sale to the public for at least one year and then, only subject to th limitations of Regulation 230.144 of the Securities & Exchange Act of 1933, as amended.

On May 20, 2000, the sale of the assets of Icon Trading actually closed and Cyrus Industries purchased all of the stock in four Californi corporations, TSA Skateboard Clothing, Inc., Tigullio Dive Products, Inc., Stitch Free Technology, Inc. and Diakka Watches, Inc. from Icon Trading, Inc. On the same date, CYRS issued post-split shares to the 1184 Icon Trading subcribers and to Raece Richardson.

NOTE 3 - PRINCIPLES OF CONSOLIDATION

The unaudited consolidated financial statements include the accounts of the Company and subsidiaries, Diakka Watches, Tigullio Dive Products, Stitch Free Technology, Inc., and TSA Clothing. Intercompany transactions and balances have been eliminated in consolidation.

NOTE 4 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. The cost of organization was expensed when incurred.

3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation.

The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation utilizing the following depreciation schedule:

Machinery 10 years, straight line method Shop & Tools 7 years, straight line method Furniture & Other Equipment 5 years, straight line method

The amount of depreciation recorded for the 8 mlnth period ended May 31, 2000 was $118,112.00.

6. The Company has adopted September 30 as its fiscal year end.

7. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

8. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTE 6 - RELATED PARTY TRANSACTION

Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 8 - LONG TERM COMMITMENTS

     Offices/ Distribution for TSA, Diakka, - 2500 sq.ft. building - 893 W. 16th Street, Costa Mesa, California 92626. This property is leased by CYRS on a month to month rental basis and monthly rental payments are 2,400.00 per month.

     Offices/ Distribution for SFT, Tigullio, - 2000 sq.ft. Offices - 207 W. 138th Street in Los Angeles, California. The property is leased on a month to month basis and the rent is $1,000.00 per month. The main office of Cyrus Industries is also located at this address.

Item 2. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

3.1      Nevada Articles of Incorporation

3.2      Change of Name

3.3      Change of Name

3.4      Nevada By Laws

10.1     License Agreement

10.2     Agreement and Plan of Reorganization

Item 2.  Description of Exhibits

3.1 Nevada Articles of Incorporation - the Articles of Incorporation for Norwalk Developments, Ltd., the original name for Cyrus Industries, Inc.

3.2 Amendment to Articles of Incorporation Changing Name from Norwalk Developments, Ltd. to Fidelity Capital Group Holdings, Inc.

3.3 Amendment to Articles of Incorporation Changing Name from Fidelity Capital Group Holdings, Inc. to Cyrus Industries, Inc.

3.4 Nevada By-Laws for Fidelity Capital Group Holdings, Inc.

10.1 License Agreement between Stitch Free Technology, Inc. and Freedom Surf, Inc. granting a license to use the secret processes for "stitch free technology" registered trade mark.

10.2 Agreement and Plan of Reorganization whereby Cyrus Industries, Inc. purchased all of the outstanding stock in Stitch Free Technology, Inc., TSA Skateboard Clothing, Inc., Tigullio Dive Products, Inc. and Diakka Watches, Inc. from Icon Trading, Inc. in exchange for 5,000,000 shares of common stock in Cyrus Industries, Inc.


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Cyrus Industries, Inc.
                                  (Registrant)


Date: June 1, 2000                 By: /s/ David McKenzie
                                       -----------------------
                                        David McKenzie
                                        President


                                       20